Exhibit 99.2
FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw
GigaMedia Appoints New CFO
HONG KONG, August 19, 2008 — GigaMedia Limited (NASDAQ: GIGM) today announced the appointment of Mr. Quincy Tang as the company’s new Chief Financial Officer.
Mr. Tang joins GigaMedia from Nasdaq-listed technology leader Vimicro International Corporation where he was Chief Financial Officer.
Mr. Tang brings over 20 years of financial and managerial experience to GigaMedia, having served in a number of leadership positions for Internet, media, technology and public accounting firms, including five years as Finance Director for Hong Kong-listed Internet and media company TOM Group and seven years as an auditor at Deloitte Touche Tohmatsu.
“We are delighted to have attracted a candidate with Quincy’s background and level of expertise,” stated GigaMedia Limited President Thomas Hui. “With a wealth of knowledge in media, technology, financial analysis and public company compliance, he is exceptionally well qualified to lead GigaMedia.”
“I am thrilled to join GigaMedia — an exciting company with a solid management team and unique business model,” stated Quincy Tang. “GigaMedia has terrific opportunities to continue growing through expansion and integration of its entertainment platforms, and I look forward to making contributions that will be accretive to shareholders.”
The appointment is effective immediately. Mr. Tang succeeds Thomas Hui who has served as interim CFO since his promotion to President and Chief Operating Officer of GigaMedia Limited in August 2007.
Mr. Tang graduated from Hong Kong Polytechnic University with a professional diploma in accountancy and is a fellow member of the Hong Kong Institute of Certified Public Accountants, the Association of Chartered Certified Accountants in the United Kingdom and an associate member of the Hong Kong Institute of Chartered Secretaries.

About GigaMedia
GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. GigaMedia develops and licenses software for online gaming. GigaMedia also operates online games businesses including FunTown, a leading Asian casual games operator and the world’s largest online MahJong game site in terms of revenue, and T2CN, a leading online sports game operator in China. More information on GigaMedia can be obtained from www.gigamedia.com.tw.
The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2008.
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